                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)


                             Global Crossing Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G3921A175
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 2 of 17 Pages

--------------------------------------------------------------------------------
    1   Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
    2   Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3   SEC Use Only

--------------------------------------------------------------------------------
    4   Source Of Funds

                AF
--------------------------------------------------------------------------------
    5   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items
        2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
    6   Citizenship Or Place Of Organization

                Singapore
--------------------------------------------------------------------------------
                                   7     Sole Voting Power

         NUMBER OF                               0
                                 -----------------------------------------------
          SHARES                   8     Shared Voting Power

       BENEFICIALLY                              24,600,000 (1)
                                 -----------------------------------------------
       OWNED BY EACH               9     Sole Dispositive Power

         REPORTING                               0
                                 -----------------------------------------------
        PERSON WITH               10     Shared Dispositive Power

                                                 24,600,000 (1)
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned By Each Reporting Person

                24,600,000 (1)
--------------------------------------------------------------------------------
    12  Check if the Aggregate Amount In Row (11) Excludes Certain Shares    [ ]

--------------------------------------------------------------------------------
    13  Percent Of Class Represented By Amount In Row (11)

                61.50%
--------------------------------------------------------------------------------
    14  Type Of Reporting Person

                CO
--------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D




CUSIP No. G3921A175                                           Page 3 of 17 Pages

--------------------------------------------------------------------------------
    1    Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Singapore Technologies Pte Ltd
--------------------------------------------------------------------------------
    2    Check the Appropriate Box if a Member of a Group
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
    3    SEC Use Only

--------------------------------------------------------------------------------
    4    Source Of Funds

                  WC
--------------------------------------------------------------------------------
    5    Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
    6    Citizenship Or Place Of Organization

                  Singapore
--------------------------------------------------------------------------------
                                   7     Sole Voting Power

         NUMBER OF                               0
                                 -----------------------------------------------
          SHARES                   8     Shared Voting Power

       BENEFICIALLY                              24,600,000 (1)
                                 -----------------------------------------------
       OWNED BY EACH               9     Sole Dispositive Power

         REPORTING                               0
                                 -----------------------------------------------
        PERSON WITH               10     Shared Dispositive Power

                                                 24,600,000 (1)
--------------------------------------------------------------------------------
    11   Aggregate Amount Beneficially Owned By Each Reporting Person

                  24,600,000 (1)
--------------------------------------------------------------------------------
    12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
    13   Percent Of Class Represented By Amount In Row (11)

                     61.50%
--------------------------------------------------------------------------------
    14      Type Of Reporting Person

                     CO
--------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 4 of 17 Pages

--------------------------------------------------------------------------------
    1     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

                   Singapore Technologies Telemedia Pte Ltd
--------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC Use Only

--------------------------------------------------------------------------------
    4     Source Of Funds

                   AF
--------------------------------------------------------------------------------
    5     Check If Disclosure Of Legal Proceedings Is Required Pursuant To
          Items 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
    6     Citizenship Or Place Of Organization

                   Singapore
--------------------------------------------------------------------------------
                                   7     Sole Voting Power

         NUMBER OF                               0
                                 -----------------------------------------------
          SHARES                   8     Shared Voting Power

       BENEFICIALLY                              24,600,000 (1)
                                 -----------------------------------------------
       OWNED BY EACH               9     Sole Dispositive Power

         REPORTING                               0
                                 -----------------------------------------------
        PERSON WITH               10     Shared Dispositive Power

                                                 24,600,000 (1)
--------------------------------------------------------------------------------
    11    Aggregate Amount Beneficially Owned By Each Reporting Person

                   24,600,000 (1)
--------------------------------------------------------------------------------
    12    Check if the Aggregate Amount In Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
    13    Percent Of Class Represented By Amount In Row (11)

                   61.50%
--------------------------------------------------------------------------------
    14    Type Of Reporting Person

                   CO
--------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 5 of 17 Pages

--------------------------------------------------------------------------------
    1     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

                    STT Communications Ltd
--------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3     SEC Use Only

--------------------------------------------------------------------------------
    4     Source Of Funds

                   AF
--------------------------------------------------------------------------------
    5     Check If Disclosure Of Legal Proceedings Is Required Pursuant To
          Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
    6     Citizenship Or Place Of Organization

                     Singapore
--------------------------------------------------------------------------------
                                   7     Sole Voting Power

         NUMBER OF                               0
                                 -----------------------------------------------
          SHARES                   8     Shared Voting Power

       BENEFICIALLY                              24,600,000 (1)
                                 -----------------------------------------------
       OWNED BY EACH               9     Sole Dispositive Power

         REPORTING                               0
                                 -----------------------------------------------
        PERSON WITH               10     Shared Dispositive Power

                                                 24,600,000 (1)
--------------------------------------------------------------------------------
    11    Aggregate Amount Beneficially Owned By Each Reporting Person

                   24,600,000 (1)
--------------------------------------------------------------------------------
    12    Check if the Aggregate Amount In Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
    13    Percent Of Class Represented By Amount In Row (11)

                   61.50%
--------------------------------------------------------------------------------
    14    Type Of Reporting Person

                   CO
--------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 6 of 17 Pages

--------------------------------------------------------------------------------
    1    Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  STT Crossing Ltd
--------------------------------------------------------------------------------
    2    Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC Use Only

--------------------------------------------------------------------------------
    4    Source Of Funds

                  AF
--------------------------------------------------------------------------------
    5    Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
    6    Citizenship Or Place Of Organization

                  Mauritius
--------------------------------------------------------------------------------
                                   7     Sole Voting Power

         NUMBER OF                               0
                                 -----------------------------------------------
          SHARES                   8     Shared Voting Power

       BENEFICIALLY                              24,600,000 (1)
                                 -----------------------------------------------
       OWNED BY EACH               9     Sole Dispositive Power

         REPORTING                               0
                                 -----------------------------------------------
        PERSON WITH               10     Shared Dispositive Power

                                                 24,600,000 (1)
--------------------------------------------------------------------------------
    11   Aggregate Amount Beneficially Owned By Each Reporting Person

                  24,600,000 (1)
--------------------------------------------------------------------------------
    12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
    13   Percent Of Class Represented By Amount In Row (11)

                  61.50%
--------------------------------------------------------------------------------
    14   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                                              Page 7 of 17 Pages


This Amendment No. 3 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd ("STT") with the Securities and Exchange Commission ("SEC") on December 19, 2003, as amended by Amendment No. 1 to the
Schedule 13D filed by STT with the SEC on January 12, 2004 and Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004 (as amended, the "Statement"), with respect to the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.


ITEM 2. IDENTITY AND BACKGROUND

Annex A which contains information regarding the executive officers and directors of the Reporting Persons is amended and restated in its entirety.


ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is amended to include the following new paragraphs:

In order to permit the Issuer to proceed to seek a secured debt financing by GCUK and a working capital facility secured by certain accounts receivable of the Issuer, on October 8, 2004, the Issuer, Global Crossing Holdings Limited, a company organized under the laws of Bermuda, Global Crossing North American Holdings, Inc., a Delaware corporation ("GCNAH"), Global Crossing (UK) Telecommunications Limited, a company organized under the laws of England and Wales ("GCUK"), STT Crossing Ltd, a company organized under the laws of Mauritius ("STT Crossing"), STT Hungary Liquidity Management Limited Liability Company, a limited liability company organized under the laws of Hungary ("STT Hungary"), and STT Communications Ltd., a company organized under the laws of Singapore ("STT Communications"), entered into a restructuring agreement (the "Restructuring Agreement").

The Restructuring Agreement contemplates that the following would occur simultaneously with the closing of a secured debt financing by GCUK:

     (1) the security interests securing the existing $200 million of senior secured notes of GCNAH held by STT Hungary (the "Senior Secured Notes") and the existing $100 million senior secured loan facility (the "Bridge Loan Facility") of which STT Crossing is the lender would be released;

     (2) $50 million (plus any amount borrowed under the additional $25 million commitment made available under the Bridge Loan Facility from STT Crossing as described below) of the Senior Secured Notes would be repaid; and

     (3) the Bridge Loan Facility, as amended to include the additional commitment made available from STT Crossing, and the remaining Senior Secured Notes would be refinanced by $250 million principal amount of 4.7% payable-in-kind secured debt instruments of the Issuer that would be mandatorily convertible into Common Shares after four years, or converted earlier at STT Crossing's and STT Hungary's option, into

                                                              Page 8 of 17 Pages


     approximately 16.2 million Common Shares (assuming conversion after four years), subject to certain adjustments.

The new secured debt instruments of the Issuer would be secured in a manner substantially similar to the Senior Secured Notes, except that they would not have liens on the assets of GCUK or its subsidiaries. The Restructuring Agreement contains general descriptions of these transactions and is subject to completion of definitive documentation satisfactory to the parties and a number of other material conditions described therein.

In connection with the execution of the Restructuring Agreement, on October 8, 2004, STT Crossing also provided a commitment, subject to certain conditions, documentation and completion of any necessary collateral filings, to increase the availability under the Bridge Loan Facility by $25 million, to $125 million (the "Amendment to Bridge Loan Facility"). The additional $25 million is intended to be advanced in early November 2004 to meet the Issuer's anticipated liquidity needs through November by which time the Issuer believes that the secured debt financing by GCUK can be completed. This financing, together with a working capital facility, are intended to meet the Issuer's long-term funding requirements. If the GCUK debt financing is not completed in November 2004, the Issuer could require additional funding from STT. The Issuer has stated that it can provide no assurance that the GCUK secured debt financing will be completed.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description of the Restructuring Agreement and the Amendment to Bridge Loan Facility contained in this Statement are qualified in their entirety by reference to the Restructuring Agreement and Amendment to Bridge Loan Facility, copies of which appear as exhibits to this Statement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Restructuring Agreement, dated as of October 8, 2004, by and among the Issuer, Global Crossing Holdings Limited, Global Crossing North American Holdings, Inc., Global Crossing (UK) Telecommunications Limited, STT Crossing Ltd, STT Hungary Liquidity Management Limited Liability Company and STT Communications Ltd.

2. Amendment to Bridge Loan Facility, dated October 8, 2004, by and among STT Crossing Ltd, Global Crossing (UK) Telecommunications Limited and the Issuer.

                                                              Page 9 of 17 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 13, 2004

                                            TEMASEK HOLDINGS (PRIVATE) LIMITED


                                            By /s/ Jeffrey Chua
                                              ----------------------------------
                                            Name:  Jeffrey Chua
                                            Title: Director (Legal/Secretariat)



                                            SINGAPORE TECHNOLOGIES PTE LTD


                                            By /s/ Chua Su Li
                                              ----------------------------------
                                            Name:  Chua Su Li
                                            Title: Company Secretary



                                            SINGAPORE TECHNOLOGIES TELEMEDIA
                                            PTE LTD


                                            By /s/ Pek Siok Lan
                                              ----------------------------------
                                            Name:  Pek Siok Lan
                                            Title: Company Secretary



                                            STT COMMUNICATIONS LTD


                                            By /s/ Pek Siok Lan
                                              ----------------------------------
                                            Name:  Pek Siok Lan
                                            Title: Company Secretary



                                            STT CROSSING LTD


                                            By /s/ Pek Siok Lan
                                              ----------------------------------
                                            Name:  Pek Siok Lan
                                            Title: Director

                                                             Page 10 of 17 Pages


                                  EXHIBIT INDEX

1. Restructuring Agreement, dated as of October 8, 2004, by and among the Issuer, Global Crossing Holdings Limited, Global Crossing North American Holdings, Inc., Global Crossing (UK) Telecommunications Limited, STT Crossing Ltd, STT Hungary Liquidity Management Limited Liability Company and STT Communications Ltd (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 8, 2004).

2. Amendment to Bridge Loan Facility, dated October 8, 2004, by and among STT Crossing Ltd, Global Crossing (UK) Telecommunications Limited and the Issuer (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 8, 2004).

                                                             Page 11 of 17 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited ("Temasek"):

Name, Business Address and Positions
           at Temasek                                 Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
S Dhanabalan                                          Chairman,                          Singaporean
60B Orchard Road                                      DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman of Temasek)

Kwa Chong Seng                                        Chairman/Managing Director,        Singaporean
1 HarbourFront Place                                  ExxonMobil Asia Pacific
#06-00 HarbourFront Tower One                         Pte Ltd
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan                                        Permanent Secretary,               Singaporean
100 High Street #10-01                                Ministry of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                                          Advisor,                           Singaporean
60B Orchard Road                                      Temasek Advisory Panel
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director of Temasek)

Fock Siew Wah                                         Deputy Chairman,                   Singaporean
6 Shenton Way                                         Fraser & Neave Ltd
DBS Building Tower One
46th Floor
Singapore 068809
(Director of Temasek)

Koh Boon Hwee                                         Chairman,                          Singaporean
1 Kim Seng Promenade                                  Singapore Airlines Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak                                          Director/Managing Director/        Singaporean
205 Braddell Road                                     Group CEO
West Wing 5th Floor                                   ComfortDelgro Corporation
Singapore 579701                                      Limited
(Director of Temasek)

                                                             Page 12 of 17 Pages


Name, Business Address and Positions
           at Temasek                                 Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Ho Ching                                              Executive Director & CEO,          Singaporean
60B Orchard Road                                      Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director of Temasek)

Ng Kok Song                                           Managing Director (Public          Singaporean
168 Robinson Road                                     Markets), Government of
#37-01 Capital Tower                                  Singapore Investment
Singapore 068912                                      Corporation Private Limited
(Director of Temasek)

Gan Chee Yen                                          Managing Director, Finance of      Singaporean
60B Orchard Road                                      Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Managing Director, Finance of Temasek)

The following is a list of the executive officers and directors of Singapore Technologies Pte Ltd ("STPL"):

Name, Business Address and Positions
             at STPL                                  Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Teo Ming Kian                                         Chairman, Economic                 Singaporean
Economic Development Board                            Development Board
250 North Bridge Road #25-00                          of Singapore
Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ho Ching                                              Executive Director & CEO,          Singaporean
Temasek Holdings (Private) Limited                    Temasek
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

                                                             Page 13 of 17 Pages


Name, Business Address and Positions
             at STPL                                  Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Gan Chee Yen                                          Managing Director, Finance,        Singaporean
Temasek Holdings (Private) Limited                    Temasek
608 Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Alt Director to Ms Ho Ching)

Peter Seah Lim Huat                                   President & CEO, STPL              Singaporean
Singapore Technologies Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, President & CEO of STPL)

Tay Siew Choon                                        Director & Corporate Adviser,      Singaporean
Singapore Technologies Pte Ltd                        STPL and Dy Chairman,
51 Cuppage Road #09-01                                Green Dot Capital Pte Ltd
StarHub Centre
Singapore 229469
(Director, Corporate Adviser of STPL)

Davinder Singh s/o Amar Singh                         Managing Partner, Drew &           Singaporean
Drew & Napier                                         Napier
20 Raffles Place #17-00
Ocean Towers
Singapore 048620
(Director of STPL)

Wong Kok Siew                                         Deputy Chairman & CEO,             Singaporean
SembCorp Industries Ltd.                              SembCorp Industries Ltd.
30 Hill Street #05-04
Singapore 179360
(Director of STPL)

Goh Geok Ling                                         Director                           Singaporean
Tuas Power Ltd
111 Somerset Road #12-02
Singapore 238164
(Director of STPL)

Ng Boon Yew                                           Group Chief Financial              Singaporean
51 Cuppage Road #09-01                                Officer of STPL
StarHub Centre
Singapore 229469
(Group Chief Financial Officer of STPL)

                                                             Page 14 of 17 Pages


The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):

Name, Business Address and Positions
              at STT                                  Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Tan Guong Ching                                       Permanent Secretary, Ministry      Singaporean
New Phoenix Park                                      of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT)

Lee Theng Kiat                                        President and CEO, STT &           Singaporean
51 Cuppage Road #10-11/17                             STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                          Corporate Adviser                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Bertie Cheng Shao Shiong                              Company Director                   Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Lim Ming Seong                                        Corporate Adviser                  Singaporean
No. 2 Ubi View
Singapore 408556
(Director of STT)

Tay Siew Choon                                        Director & Corporate Adviser,      Singaporean
51 Cuppage Road #09-01                                STPL and Dy Chairman, Green Dot
StarHub Centre                                        Capital Pte Ltd
Singapore 229469
(Director of STT)

Sio Tat Hiang                                         Executive Vice President,          Singaporean
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Pek Siok Lan                                          Senior Vice President, Legal       Singaporean
51 Cuppage Road #10-11/17                             & General Counsel
StarHub Centre                                        STT & STT Comm
Singapore 229469
(Company Secretary of STT)

Jean F.H.P. Mandeville                                Chief Financial Officer,           Belgian
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT)

                                                             Page 15 of 17 Pages


Name, Business Address and Positions
              at STT                                  Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Anupam Garg                                           Senior Vice-President,             Indian
51 Cuppage Road #10-11/17                             International Business
StarHub Centre                                        Development, STT & STT Comm
Singapore 229469
(Senior Vice-President, International
Business Development, STT)

Kek Soon Eng                                          Senior Vice-President,             Singaporean
51 Cuppage Road #10-11/17                             Management of Investee
StarHub Centre                                        Companies, STT & STT Comm
Singapore 229469
(Senior Vice-President, Management of
Investee Companies, STT)

Andrew Loh                                            Senior Vice-President,             Singaporean
51 Cuppage Road #10-11/17                             International Operations,
StarHub Centre                                        STT and STT Comm
Singapore 229469
(Senior Vice-President, International
Operations, STT)

The following is a list of the executive officers and directors of STT Communications Ltd ("STT Comm"):

Name, Business Address and Positions
            at STT Comm                               Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Tan Guong Ching                                       Permanent Secretary,               Singaporean
New Phoenix Park                                      Ministry of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman & Director of STT Comm)

Lee Theng Kiat                                        President and CEO, STT &           Singaporean
51 Cuppage Road #10-11/17                             STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO of STT Comm)

Sum Soon Lim                                          Corporate Adviser                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Bertie Cheng Shao Shiong                              Company Director                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Lim Ming Seong                                        Corporate Adviser                  Singaporean
No. 2 Ubi View
Singapore 408556
(Director of STT Comm)

                                                             Page 16 of 17 Pages


Name, Business Address and Positions
            at STT Comm                               Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Tay Siew Choon                                        Director & Corporate Adviser,      Singaporean
51 Cuppage Road #09-01                                STPL and Dy Chairman, Green Dot
StarHub Centre                                        Capital Pte Ltd
Singapore 229469
(Director of STT Comm)

Pek Siok Lan                                          Senior Vice President, Legal       Singaporean
51 Cuppage Road #10-11/17                             & General Counsel
StarHub Centre                                        STT & STT Comm
Singapore 229469
(Company Secretary of STT Comm)

Sio Tat Hiang                                         Executive Vice President,          Singaporean
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Jean F.H.P. Mandeville                                Chief Financial Officer,           Belgian
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT Comm)

Anupam Garg                                           Senior Vice-President,             Indian
51 Cuppage Road #10-11/17                             International Business
StarHub Centre                                        Development, STT & STT Comm
Singapore 229469
(Senior Vice-President, International
Business Development of STT Comm)

Kek Soon Eng                                          Senior Vice-President,             Singaporean
51 Cuppage Road #10-11/17                             Management of Investee
StarHub Centre                                        Companies, STT & STT Comm
Singapore 229469
(Senior Vice-President, Management
of Investee Companies of STT Comm)

Andrew Loh                                            Senior Vice-President,             Singaporean
51 Cuppage Road #10-11/17                             International Operations,
StarHub Centre                                        STT and STT Comm
Singapore 229469
(Senior Vice-President, International
Operations, STT)

The following is a list of the executive officers and directors of STT Crossing Ltd ("STT Crossing"):

Name, Business Address and Positions
         at STT Crossing                              Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Uday Kumar Gujadhur                                   Chartered Accountant               Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director of STT Crossing)

                                                             Page 17 of 17 Pages


Name, Business Address and Positions
         at STT Crossing                              Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Yuvraj Kumar Juwaheer                                 Chartered Secretary                Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director of STT Crossing)

Lee Theng Kiat                                        President & CEO, STT               Singaporean
51 Cuppage Road #10-11/17                             and STT Comm
StarHub Centre
Singapore 229469
(Director of STT Crossing)

Jean F.H.P. Mandeville                                Chief Financial Officer,           Singaporean
51 Cuppage Road #10-11/17                             STT and STT Comm
StarHub Centre
Singapore 229469
(Director of STT Crossing)

Pek Siok Lan                                          Senior Vice President, Legal       Singaporean
51 Cuppage Road #10-11/17                             & General Counsel
StarHub Centre                                        STT and STT Comm
Singapore 229469
(Director of STT Crossing)